UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

2018 Annual General Meeting of VEON Ltd.

On June 14, 2018, VEON Ltd. announced the date of the Annual General Meeting of Shareholders (“2018 AGM”). The 2018 AGM will be held at 11:00 am Central European Time (CET) on Monday, July 30, 2018 at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: June 14, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release

VEON Announces Annual General Meeting

Amsterdam, 14 June 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, announces that its Annual General Meeting of Shareholders has been scheduled for 30 July 2018. The record date for the 2018 Annual General Meeting has been set for 1 June 2018.

The agenda for the 2018 Annual General Meeting is as follows:

1.	Shareholders to receive the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2017;

2.	Re-appoint PricewaterhouseCoopers Accountants N.V., or PwC, as auditor of the Company for a term expiring at the conclusion of the 2019 Annual General Meeting of Shareholders and authorize the Supervisory Board to determine the remuneration of the auditor;

3.	Cancel certain authorized but unissued convertible preferred shares and common shares in the capital of the Company;

4.	Approve the adoption of newly Amended and Restated Bye-laws of the Company, in substitution for and to the exclusion of the current Bye-laws of the Company;

5.	Election of eleven individual directors to the Supervisory Board; and

6.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The candidates put forward for election to the Supervisory Board include eight directors currently serving on the Supervisory Board, Ursula Burns, Mikhail M. Fridman, Gennady Gazin, Gunnar Holt, Andrei Gusev, Sir Julian Horn-Smith, Guy Laurence and Alexander Pertsovsky, as well as three new directors, Guillaume Bacuvier, Osama Bedier and Robert Jan van de Kraats.

Guillaume Bacuvier brings to the Board considerable experience in data science and digital marketing. Since 2017, he has served as the Chief Executive Officer of Dunnhumby Limited, a global provider of customer data science. From 2007 to 2017, he held a number of senior positions at Google, including Vice President of Advertising Solutions, EMEA and Managing Director, Products, Solutions & Innovations, Southern & Eastern Europe, Middle East & Africa. Prior to Google, Mr. Bacuvier was with global mobile telecommunications provider Orange and technology strategy consulting firm Booz Allen Hamilton.

Osama Bedier brings to the Board a wealth of expertise in digital technology. He is the founder and Chief Executive Officer of Poynt, which develops and markets a credit card processing terminal for small businesses. Mr. Bedier also serves on the Boards of QIWI, WePay and PayRange. Before founding Poynt, Mr. Bedier served as the Vice President of Payments at Google, where he created Google Wallet, and ran product and engineering at PayPal. He has also held engineering leadership roles at eBay, Gateway Computers and AT&T Wireless.

Robert Jan van de Kraats RA (Chartered Accountant) brings to the Board his experience as a seasoned international non-executive board member, having served in such positions for the past 13 years. In early 2018 he became Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services. He also serves as a non-executive director / supervisory board director with OCI NV, a fertilizer and chemicals company listed in Amsterdam, and Royal Schiphol NV, an aviation company majority held by the Dutch state. In addition, he serves as an advisor to the Dutch Authority for the Financial Markets (AFM) and privately held retailer SuitSupply. He previously served as the Chief Financial Officer and member of the Executive Board of Randstad Holding NV, a global provider of recruitment and staffing services,

1

as well as Vice Chairman of the Board. He also served as a member of the Commission on Dutch Corporate Governance, which designed a new governance code for the Netherlands. He began his career with Deloitte Dijker van Dien (now part of PwC).

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VEON to its shareholders prior to the Shareholders Meeting.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come.

For more information visit: www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “aspire”, “continue” or comparable terminology. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contacts

Investor Relations:

Richard James

ir@veon.com

Media and Public Relations:

Maria Piskunenko

pr@veon.com

2